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                                                                     Exhibit 1.1

KongZhong Corporation Announces Court Approval of Settlement of Class-Action Lawsuit

Beijing, China, April 24, 2006 - On April 14, 2006, Judge Shira A. Scheindlin of the United States District Court for the Southern District of New York approved the settlement agreement reached by KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and one of leading wireless internet portals in China, to resolve a securities class action arising out of the Company's 2004 initial public offering. Under the settlement, the Company will pay $3.5 million to resolve all claims asserted against it and the other defendants in this action. Persons who purchased or sold the Company's ADSs between July 9, 2004 and August 17, 2004 may be eligible to recover pursuant to the settlement. The Company set aside the settlement amount of $3.5 million in an escrow account and made a provision during the third quarter 2005.

The Company believes that it has been in compliance with securities laws and made appropriate and necessary disclosures in its prospectus dated July 9, 2004 at the time of the initial public offering. The Company nevertheless agreed to this settlement to avoid the expense, distraction and uncertainty associated with continued litigation without admitting any fault, liability or wrongdoing.

About KongZhong:
KongZhong Corporation is a leading provider of wireless value added services and one of China's leading wireless internet portals. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless access protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal which enables users to access media and entertainment content directly from their mobile phones.

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding the settlement of pending litigation. These statements involve risks and uncertainties and our actual results may differ materially from those expressed or implied in the statements in this press release. Potential risks and uncertainties include, but are not limited to, any uncertainties associated with the signing of the memorandum of understanding preliminary to a settlement agreement, the negotiation of a definitive settlement agreement and its approval by the court. For additional discussion of these risks and uncertainties and other factors that may impact the reliability of the forward-looking statements in this press release, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:
JP Gan
Chief Financial Officer
Tel.: +86 10 8857 6000
E-mail: ir@kongzhong.com

Tip Fleming
ChristensenIR
Tel: +1 917 412 3333
E-mail: tfleming@ChristensenIR.com

Media Contact:
Xiaohu Wang
Manager
Tel: +86 10 8857 6000
E-mail: xiaohu@kongzhong.com

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